SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

CDK Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12508E101
(CUSIP Number)

November 5, 2014[1]
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Person is making this filing voluntarily. This date reflects the date that the filing is being made rather than an event which requires the filing of this Statement.

CUSIP No. 12508E101	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.72%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 12508E101	13G	Page 3 of 5 Pages

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Inc., a New York corporation (“Fir Tree”), relating to Common Stock, $0.01 par value (the “Common Stock”), issued by CDK Global, Inc., a Delaware corporation (the “Issuer”), purchased by certain private investment funds for which Fir Tree serves as the investment manager (the “Funds”).

Item 1(a).	Name of Issuer.

CDK Global, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1950 Hassell Road Hoffman Estates, Illinois 60169

Item 2(a).	Name of Person Filing.

Item 2(b).	Address of Principal Business Office.

Item 2(c).	Place of Organization.

Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation

Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Common Stock held by the Funds.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01 per share

Item 2(a).	CUSIP Number.

12508E101

Item 3.	Reporting Person.

Fir Tree is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

The percentage set forth in this Schedule 13G is calculated based on 160,600,000 shares of Common Stock outstanding as of September 29, 2014, as reported by approximation in the Issuer’s Current Report on Form 8-K filed on October 1, 2014.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

CUSIP No. 12508E101	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Members of the Group.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12508E101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2014
FIR TREE INC.

/s/ James Walker
Name: James Walker
Title: Managing Director